02053243

VF 10-2-02

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 30 2002

SEC FILE NUMBER
8- 051268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3960 Howard Hughes Pkwy., Suite 700
(No. and Street)

Las Vegas (City) NV (State) 89109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Calugar (702) 699-9911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piercy, Bowler, Taylor & Kern
(Name – *if individual, state last, first, middle name*)

6100 Elton Ave., Suite 100 (Address) Las Vegas (City), NV (State) 89107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel G. Calugar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Brokerage, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dan Calugar Investment Partnership

WENDY L. PARRISH
Notary Public, State of Nevada
Appointment No. 00-65369-1
My Appt. Expires Oct 11, 2004

[signature]
Signature

President
Title

Wendy L. Parrish
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

Member of
Horwath International

SECURITY BROKERAGE, INC.

FINANCIAL STATEMENTS
AND REGULATORY REPORTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

CONTENTS

PBTK
PIERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

Member of
Horwath International

INDEPENDENT AUDITORS' REPORT

Board of Directors
Security Brokerage, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Security Brokerage, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Brokerage, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States .

Our audits were conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in the supplemental schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Piercy Bowler Taylor & Kern

January 17, 2002

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

SECURITY BROKERAGE, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 355,029	$ 291,804
Cash segregated under federal and other regulations	2,436,162	
Broker's fees receivable	4,253	252,865
Due from related parties	35,778	
Prepaid expenses	10,071	
	2,841,293	544,669
Property and equipment, net of accumulated depreciation	151,620	201,215
Other assets	8,853	34,785
	$ 3,001,766	$ 780,669
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Funds held on behalf of clients	$ 2,436,162	
Accounts payable	1,625	$ 4,156
Accrued expenses	6,838	30,060
Due to related parties		194,062
	2,444,625	228,278
Subordinated long-term debt	401,000	401,000
Stockholder's equity		
Common stock, $1 par, 500 shares authorized, 500 shares issued and outstanding	500	500
Additional paid-in capital	40,000	40,000
Retained earnings	115,641	110,891
	156,141	151,391
	$ 3,001,766	$ 780,669

See notes to financial statements.

SECURITY BROKERAGE, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
Revenues	$ 167,311	$ 743,303
Expenses	(738,778)	(808,139)
Operating cost reimbursements	571,467	
Income (loss) from operations		(64,836)
Interest income	5,588	34,562
Income (loss) before income tax (benefit)	5,588	(30,274)
Income tax (benefit)	838	(4,541)
Net income (loss)	$ 4,750	$ (25,733)

See notes to financial statements.

SECURITY BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Retained earnings, beginning of year	$ 110,891	$ 136,624
Net income (loss)	4,750	(25,733)
Retained earnings, end of year	$ 115,641	$ 110,891

See notes to financial statements.

SECURITY BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
Operating activities		
Net cash provided by (used in) operating activities	$ 82,922	$ (17,183)
Investing activities		
Purchase of property and equipment	(19,697)	(62,251)
Net increase (decrease) in cash and cash equivalents	63,225	(79,434)
Cash and cash equivalents, beginning of year	291,804	371,238
Cash and cash equivalents, end of year	$ 355,029	$ 291,804

See notes to financial statements.

1. Nature of operations and background information:

Business activities. Security Brokerage, Inc., a corporation, (the Company) buys and sells mutual fund positions exclusively on behalf of its related party clients (Note 7), and receives a commission as a result of these transactions.

On September 11, 2001, the United States was subjected to extensive terrorist attacks likely to have far-reaching effects on economic activity in the country for an indeterminate period. The near- and long-term impact on the nation's economy and the Company's business cannot be predicted at this time but may be substantial.

2. Summary of significant accounting policies:

Use of estimates. Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts, some of which may require revision in future periods.

Cash and cash equivalents. Cash segregated under federal and other regulations (Note 4) is excluded from cash and cash equivalents in the statement of cash flows. Cash equivalents include highly liquid investments with initial maturities of three months or less.

Property and equipment. Property and equipment are stated at cost (Note 3). Depreciation, including amortization of leasehold improvements, is computed using the straight-line method over the estimated useful lives of the assets, which for leasehold improvements is the lease term, if less.

Reclassifications. Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Property and equipment:

As of the December 31, 2001 and 2000, property and equipment consists of the following:

	2001	2000
Leasehold improvements	$ 158,542	$ 158,542
Equipment, furniture, and fixtures	225,492	205,795
	384,034	364,337
Less accumulated depreciation	(232,414)	(163,122)
	$ 151,620	$ 201,215

4. Net capital and other regulatory requirements:

The Company is subject to the net capital provisions of the Securities Exchange Act of 1934. The rules adopted by the SEC prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, as defined, exceeds 15 to 1, or if its net capital, as defined, falls below a specified level (in this case, $25,000 in 2001 and 2000). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2001 and 2000, the net capital ratio of the Company was .02 to 1 and 0.54 to 1, and its net capital was $350,818 and $63,526, respectively. Therefore, the Company was in compliance with these requirements.

During 2001, the Company became a self-clearing broker, and terminated its agreement with a third party for clearing and execution services. As a result, the Company received and is holding funds in the amount of $2,436,162 on behalf of its two clients in a special reserve bank account. However, at no time does the Company possess securities of any kind on behalf of its clients. As discussed in Note 7, the two related party clients of the Company do not meet the definition of a "customer" in Securities and Exchange Commission (SEC) Rule 15c3-3, and the Company is therefore not subject to the regulations prescribed therein.

5. Commitments and contingencies:

Lease commitments. The Company has a non-cancelable operating lease commitment for office space expiring in 2003. Rent expense was $67,886 and $64,247 during 2001 and 2000, respectively. Rent expense for 2002 is expected to be approximately $70,204.

6. Income taxes:

The components of the Company's income tax provision (benefit) are as follows:

	2001	2000
Current	$ 838	$ (4,541)
Deferred		
Provision (benefit) on income (loss)	$ 838	$ (4,541)

The Company's effective tax rate differs from the federal statutory rate due primarily to the surtax exemption.

7. Related party transactions:

The Company's only clients are two investment partnerships controlled by its sole shareholder. Based upon executed agreements ("WRAP" agreements) between the Company and these related parties, all trailer and finder's fees that the Company receives from mutual fund companies are passed through to its two clients (reimburseable fees collected). In return, the Company receives operating cost reimbursements during the year from its clients that are equal to the operating costs incurred. These reimbursements are presented in the accompanying statement of operations as contra-expenses and, accordingly, no revenues are presented for 2001. In 2000, under its previous agreement, the Company's revenues consisted solely of fees from its related party clients that was based on the market value of the assets managed at a specified measurement date.

During the year ended December 31, 2001, there were no additions to or payments on subordinated debt payable to the sole shareholder. Interest accrues at 6% and is due, with principal of $401,000, in January 2002. Related party interest expense was $24,060 for each of the years ended December 31, 2001 and 2000.

Following is a summary of balances and transactions occuring with these related parties in the the year ended December 31, 2001:

Due to related parties, December 31, 2000	$	194,062
Reimbursable fees collected		146,411
Reimburseable fees disbursed		(340,473)
Operating costs incurred		738,778
Operating cost reimbusements collected		(703,000)
Due from related parties, December 31, 2001	$	35,778

8. Supplemental cash flow information:

	2001	2000
Reconciliation of net income (loss) to net cash provided by (used in) operating activities		
Net income (loss)	$ 4,750	$ (25,733)
Depreciation	69,292	94,599
Deferred income taxes		(23,925)
Increase in operating (assets) liabilities		
Accounts receivable	248,612	(166,310)
Due from related parties	(35,778)	
Other assets	2,007	(2,010)
Prepaid expenses	(10,071)	
Deferred tax assets	23,925	
Accounts payable	(2,531)	(91,459)
Accrued expenses	(23,222)	14,801
Due to related parties	(194,062)	182,854
Net cash provided by (used in) operating activities	$ 82,922	$ (17,183)

SECURITY BROKERAGE, INC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity qualified for net capital	$	156,141
Additions to net worth		
Allowable subordinated borrowings		401,000
Deductions from and/or charges to net worth:		
Non-allowable assets, net		(206,323)
Net capital	$	350,818
Minimum net capital requirement	$	250,000
Aggregate indebtedness	$	16,649
Excess net capital @ 1500%	$	349,709
Ratio of aggregate indebtedness to total net capital		.05 to 1

Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2001:

Net capital, per the Company's focus report	$	351,656
Adjusting entry to record the income tax accrual		(838)
Net capital per above	$	350,818

See notes to financial statements

SECURITY BROKERAGE, INC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 of the SECURITIES AND EXCHANGE COMMISSION

Credit balances	
Total cash balance held on behalf of customers	**8,186**
Debit balances	
Debit balance in clearing account	**2,436,162**
Excess debits over credits	**$ 2,427,976**
Required deposit	**None**
Reconciliation with the Company's computation	
Excess as reported in the Company's Part II FOCUS report	-
Adjustment - Note B	2,427,976
Excess per above	2,427,976

Note A

Per examination of ownership records for the Company's two clients, the President of the Company owns 99.664% of the Company's clients. Therefore, only .336% of the funds in the clearing account represent customer funds, as defined in Rule 15c3-3 (1).

Note B

This adjustment is the result of the Company being unaware that it was subject to the requirements of Rule 15c3-3, due to its two clients being primarily owned by the President of the Company.

See notes to financial statements

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company only deals in mutual fund shares, and does not receive any certificate of ownership of fund shares. For purposes of this rule, the Company treats the mutual fund companies as control locations, as permitted by SEC no action letter dated January 28, 1986, issued to Edward Kwalwasser, Senior Vice President, New York Stock Exchange. Therefore, the Company is exempt from this requirement.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under Regulation 1.16 of the Commodity Futures Trading Commission:

The Company is exempt from this requirement, as it does not broker or deal commodity futures or options.

PBTK
PIERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

member of
Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Security Brokerage, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Security Brokerage, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers (as defined under paragraph (1) of Rule 15c3-3) or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Horwath (702) 384-1120 • Fax: (702) 870-2474 • 6100 Elton Avenue, Suite 1000 • Las Vegas, NV 89107-0123 • pbtk.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, except as noted in the following paragraph, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.Based on this understanding and on our study, except as noted in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the National Securities Clearing Corporation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Perry Bowles Taylor & Kern

January 17, 2002